May 17, 2017
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: H. Roger Schwall

Re:    Basic Energy Services, Inc.
Registration Statement on Form S-3
Filed April 13, 2017
File No. 333-217288
Registration Statement on Form S-3
Filed April 13, 2017
File No. 333-217289
Response dated May 4, 2017

Dear Mr. Schwall:

Set forth below are the responses of Basic Energy Services, Inc. (the “Company”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 8, 2017, with respect to the Company’s Registration Statements on Form S-3 (File Nos. 333-217288 and 333-217289) (together, the “Registration Statements”). For your convenience, the response is prefaced by the exact text of the Staff’s comment.
General

1.
Your letter dated May 4, 2017 provides your consideration of Article 11 of Regulation S-X in light of your recent emergence from Chapter 11 bankruptcy and application of fresh start accounting. It appears that these events require the presentation of a pro forma income statement illustrating the material effects of the reorganization and fresh start accounting, including, but not necessarily limited to, the reduction in your senior notes and long-lived assets along with changes to your capital structure. Revise to provide this type of pro forma information consistent with the requirements of Rule 11-01(a)(8) of Regulation S-X. Your pro forma income statement should include adjustments to your historical financial statements that are consistent with the criteria per Rule 11-02(b)(6) of Regulation S-X.

Response:

On May 17, 2017, the Company filed a Current Report on Form 8-K including as Exhibit 99.1 thereto the unaudited pro forma condensed consolidated statement of operations of the Company for the year ended December 31, 2016, giving effect to (i) the consummation of the Company’s Prepackaged Plan of Reorganization; (ii) the adoption of fresh start accounting; and (iii) the reduction of the Company’s senior unsecured notes and long-lived assets, which information is automatically incorporated by reference into the Registration Statements.

Should the Staff have any questions or comments, please contact the undersigned at
(817) 334-4100 or David C. Buck of Andrews Kurth Kenyon LLP at (713) 220-4301.

Very truly yours,

/s/ Alan Krenek	Alan Krenek Senior Vice President, Chief Financial Officer, Treasurer and Secretary
cc:    Jerard Gibson, Staff Attorney (Commission)
    T.M. “Roe” Patterson, President and Chief Executive Officer (Company)
    John Cody Bissett, Vice President, Controller and Chief Accounting Officer (Company)
    David C. Buck (Andrews Kurth Kenyon LLP)